[DST SYSTEMS, INC. LETTERHEAD]


CONFIDENTIAL TREATMENT REQUESTED

                                January 11, 2008

Mr. Craig Slivka
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place, Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

     Re:  DST Systems, Inc.
          2007 Annual Meeting Proxy Statement, Definitive 14A
          Filed March 15, 2007
          File No. 1-14036

Dear Mr. Slivka:

     DST Systems, Inc. ("we," "us," "our," "DST" or the "Company") is pleased to provide the following responses to your supplemental comment letter dated November 30, 2007 to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with respect to the above-referenced proxy statement.

     In connection with this response, DST acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, each response is preceded by the comment to which it relates.

Incentive Program Compensation, page 29
---------------------------------------

6. We reissue comment 6 of our August 21, 2007 letter. Please revise your supplemental analysis to explain how disclosure of each specific target would result in competitive harm to you.

Response:

                                    [ * * *]

Disclosure in Future Proxy Statements
-------------------------------------

Further to our October 22 letter, we intend to provide the following additional disclosures in future proxy statements:

     o We will clarify that the difficulty of goal achievement will increase by opportunity level.

     o We will explain that various factors could cause actual results to vary from performance goals, and that in light of these variables it is not possible for the Committee to reliably quantify differences in difficulty among the various achievement levels.

     o We will provide additional detail about the combined annual and cumulative goal process and why the Committee applies it, explaining that through such process the Committee bases incentives on a relationship between historical and future achievement, which in turn affects the degree of difficulty of combined goal achievement each year. We will explain that, used in tandem, annual and cumulative goals allow the Committee to encourage the achievement of current year performance as well as sustained multi-year growth.

     o We will state that the Committee does not perform a statistical analysis to predict future achievement based on historical goal achievement, and that the Committee seeks to set goals it believes will cause payouts of incentive compensation at levels over time that further its purpose of retaining executives and linking pay to performance.

     o We will explain that the Committee sets the cumulative goals each year of the three-year period in advance of certifying achievement of any annual goal for the period. We will explain that bonuses will decrease if the cumulative goal is not met, even if the annual goal was met at the maximum level. Accordingly, we will disclose that lack of annual goal achievement during any of the three years will impede cumulative goal achievement.

     o We will provide additional information about the factors the Committee considers in setting performance goals. For instance, we will explain that in setting cumulative goals, the Committee generally considers our mix of businesses, competitive outlook, and size and profitability, and intends the goals to reflect sustained performance over time consistent with management's emphasis on long-term shareholder value.

Post-Termination and Retirement Benefits, page 31
-------------------------------------------------

7. We note your response to comment 7 of our August 21, 2007 letter. However, we reissue this comment. In future filings, please disclose to explain why you decided to structure payments a particular way.

Response:

On pages 30-33, within Compensation Discussion and Analysis, we generally describe the Committee's reasons for structuring the termination vesting, issuance, and payout terms and conditions of certain incentive and equity awards, employment agreements, and stock option agreements. In future proxy statements, we will expand the discussion of the Committee's reasons for each such term and condition.

We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816.435.8651.

                                  Very truly yours,

                                  /s/ Randall D. Young

                                  Randall D. Young
                                  Vice President, General Counsel and Secretary

cc:  Mr. Kenneth V. Hager
     Marc Salle, Esq.